Michael A. Littman

Attorney at Law

P.O.  Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

February 13, 2017

VIA EDGAR

Securities & Exchange Commission

Mail Stop 3720

Larry Spirgel

Inessa Kessman

Celeste Murphy

Washington, D.C. 20549

Re: Helix TCS, Inc.

Form 10-12G

Filed December 9, 2016

File No. 000-55722

Dear Mr. Spirgel:

In response to your comment letter dated January 5, 2017, we have amended the Form 10 and are filing Amendment No. 1 herewith. We are also filing simultaneously a marked copy of Amendment No. 1 for your reference.

We are responding to your comments as follows:

Comment 1: No response necessary.

Item 11. Description of Registrant's Securities to be Registered, page 23

2. Please revise your disclosure to make clear whether you are limiting the registration of securities to your common stock or intend to register both common and preferred shares described in this section.

Response:  In response to the comment, please see the edited language on p.  23 as highlighted in the marked copy.

Financial Statements

Years Ended December 31 2015 and 2014

Consolidated Statements of Operations, page F-4

3. Please correct the labeling of the columns of statement of operations to show financial results for the years ended December 31, 2015 and 2014.

Response:  In response to the comment, we have revised the column at p. F-4.

Consolidated Statement of Cash flows, page F-6

4. Based on your disclosure in Note 1 on page F-7, it appears that some of your cash flows from financing activities may be noncash activities. Please disclose all noncash investing and financing activities in accordance with ASC 230-10-50.

Response:  In response to your comment, we have revised the Consolidated Statement of Cash Flows as shown in the marked copy at page F-6.

Note 1 - Organization and Operations, page F-7

5. With regards to the acquisition and exchange agreement / reorganization, it is unclear why your disclosure on page F-7 and F-13 refers to an effective date of October 1, 2015, disclosure on page F-9 refers to an effective date of October 9, 2015, and disclosure on page 11 and in Exhibit 2.1 refers to an effective date of December 21, 2015. Please revise to address these apparent inconsistencies.

Response:  In response to your comment, we have revised disclosure in the Notes on pages F-7, F-11 and F-13 as shown in the marked copy.

The date of October 9, 2015 was the purchase of control stock of the Company. December 21, 2015 was the date of the Helix TCS, LLC Acquisition Agreement.  We could not find a reference to October 9, 2015 on p. F-9, but found it on p. F-19 and revised text on Note 1 on p. F-19.  The revisions are highlighted in the marked copy.

Note 13 - Subsequent Events, page F-14

6. You disclose that in April 2016, you acquired all of the assets of Revolutionary Software, LLC for $300,000 cash and 2,320,000 restricted common shares. In this regard, in the notes to your financial statements for the nine months ended September 30, 2016, please include business combination disclosure in accordance with ASC 805-30-50. Also, tell us how you considered Rules 3-05 and 8-04 of Regulation S-X in evaluating the significance of the acquisition of Revolutionary Software, LLC and whether you are required to include audited financial statements and pro forma information under Article 11 of Regulation S-X.

Response: In response to your comment, please see explanation, which we believe covers the issue as shown in the marked copy.

The Company considered Rule 3-05 of Regulation S-X.  Given that the revenue-producing activity (previously minor) of the Revolutionary assets has been redirected and transformed from a prior commission model to an advertising and data revenue model, the Company believes that the presentation of pro forma financial statements is not required as per this rule (§ 210.11-01 (d)(1)).

Further, in response, we would like to explain that the Company has transformed the intangible assets of Revolutionary into business lines that were not employed by Revolutionary prior to the transaction.  Revolutionary's insignificant revenue base was generated primarily from wholesale brokerage commissions from transactions on the Cannabase platform.  The Company has launched, or is in the process of developing advertising, consumer-focused, and data-related businesses using the Revolutionary software, as further developed, and Revolutionary intellectual property.  To achieve the new business plan, the Company has and expects it will continue to have to invest substantial management time, as well as substantial financial resources in software development, marketing, sales personnel, and technology expenditures.

Business Combination

In early 2016, the Company acquired 33% of the outstanding LLC interests of Revolutionary Software, LLC ("Revolutionary") and less than two months later entered into a separate transaction to acquire all of the assets of Revolutionary.   The total consideration paid to the Revolutionary interest holders was $600,000 in cash and 2,395,000 restricted common shares of the Company.   The assets acquired were intangible assets, such as incomplete "in development" software code, internet domain names, expertise, and the "Cannabase" brand name.  As such, the entire purchase price was accounted for as Goodwill by the Company.

Revolutionary had monthly revenues that were less than 5% of those of the Company at the time of acquisition, (approximately $5,000 per month variable) and the number of shares issued were fewer than 10% of the then outstanding common shares of the Company at the time of the transaction.  Such shares were restricted and were illiquid for at least one year due to Rule 144(i) restrictions, and the Company had been a shell and was not then a reporting company which would allow liquidity even after the holding period.    As such, in accordance with Article 11 of Regulation S-X, the Company did not require 2 years of audits of Revolutionary nor the presentation of pro forma information of Revolutionary.  A reader should bear in mind that the Company was not then a Reporting company and was not then bound by Rule 3-05 of Reg. S-X.  The operations of the acquired Revolutionary have been included in the June 30, 2016 and Sept. 30, 2016, financials, which under the Rules are allowed to be unaudited.  Section 2030.3 of the Corporate Finance Reporting Manual, provides for the use of unaudited financials of a "significant" business acquired for Form 10 Registrants. The Company believes that this acquisition was not significant when compared to the revenues and primary assets of the company, when valued on a real world basis, as Revolutionary was a negative cash flow, minimal revenue development stage enterprise, and the restricted stock issued for its acquisition was entirely illiquid and unmarketable, in a public market with nominal trading volume.

The Company further considered Rule 8-04 of Regulation S-X, but given the minimal assets, revenues, and operating losses previously generated by Revolutionary, the Company believes that the presentation of pro forma financial statements is not required by this rule either, and would be meaningless to the investor, since the business model is entirely changed. Further, the revenues and intangible assets were relatively insignificant compared to the primary business of the Company, which is security.  Also the Purchase consideration was cash and restricted common stock in an illiquid company that had no tradability in the market due to the constraints under Rule 144(i) since the company had previously been a shell, and therefore the value of the stock was questionably nominal, (especially in light of the very low volume) since to trade those shares after a one year holding period would require the filing of a Form 10 Registration Statement for the Company, or an S-1 Registration for those shares.

In future reports, the revenues, expenses, and profits/losses generated by the assets acquired by the Company from Revolutionary will be consolidated into the Company's reports.

Financial Statements for the three and nine months ended September 30, 2016

General

8. We note your press release on November 7, 2016 announcing an agreement to purchase shares of BioTrackTHC. Tell us the consideration given to disclosing this in a subsequent event note.

Response:  In response to your comment, we have added disclosure of the Bio Track matter in a subsequent event note on p. F-24.  The Company deemed it an executory agreement at the time subject to due diligence.  We have added a note at Note 8, page F-24 as shown in the marked copy.

Consolidated Statement of Operations, page F-18

9. Please revise the statements of operations to present cost and expenses in a manner that is consistent with the statements at page F-4. For example we note that cost of revenues is not presented in the interim statements.

Response:  In response to your comment, please see p. F-17 of the marked copy, where revisions have been made.

Note 6 - Other Assets, page F-23

10. Your disclosure on page F-23 states that, "Other assets at September 30, 2016 were comprised primarily of acquisition costs associated with agreements with

Revolutionary Software and BOSS Security Solutions. Collectively these amounted to $490,246." However, your consolidated balance sheet on page F-16 does not show a line item for "other assets." It is not clear to us where this amount is recorded, please advise.

Response:  In response to your comment, we have edited text on p. F-23 to reflect goodwill instead of "acquisition costs" as shown in the marked copy.

We hope this adequately responds to your comments.  If you have any further comments or questions, please let us know.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman